02028531

PROKOM SOFTWARE SA

FAX

02 APR 19

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 202 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 19 Apr, 2002 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. – 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: AGREEMENT WITH SOFRECOM POLSKA SP. Z O.O.

The Management Board of Prokom Software S.A. informs, that:

on 18 April 2002 Prokom Software S.A. signed the agrement with Sofrecom Polska Sp. z o.o. regarding the implementation of Phase 1 of the Customer Service System in TP S.A. (Customer Relationship Management - "CRM") undertaken in co-operation with Sofrecom Polska Sp. z o.o.
The scope of services offered by Prokom Software S.A. covers data migration, design and development of interfaces between legacy systems in TP S.A. and CRM system, implementation assistance and training. The total value of the contract is PLN 17,3 million.

19 Apr, 2002 Bogdan Bartkowski
Member of the Management Board

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

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